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                            February 18, 2021

       Michael Gravelle
       General Counsel
       Austerlitz Acquisition Corporation I
       1701 Village Center Circle
       Las Vegas, NV 89134

                                                        Re: Austerlitz
Acquisition Corporation I
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 16,
2021
                                                            File No. 333-252932

       Dear Mr. Gravelle:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Index to Financial Statements, page F-1

   1. We note your response to our prior comment 2. Please revise to include the audited partial interim
financial information in a subsequent event footnote to the audited
                                                        December 31, 2020
financial statements, as we continue to question why audited partial interim financial
statements through January 4, 2021 are appropriate.
 Michael Gravelle
FirstName  LastNameMichael   Gravelle
Austerlitz Acquisition Corporation I
Comapany18,
February    NameAusterlitz
             2021          Acquisition Corporation I
February
Page 2 18, 2021 Page 2
FirstName LastName
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction